FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces 2009 General Meeting, dated June 11, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: June 11, 2009

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Announces 2009 General Meeting, dated June 11, 2009.

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Communications

Joyce Anne Shulman

+1 201 785 3209

joyceannes@radware.com

For Immediate Release

Radware Announces 2009 Annual General Meeting

Tel Aviv, Israel, June 11, 2009 – Radware. (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today announced that its 2009 Annual General Meeting of Shareholders will be held on Sunday, July 19, 2009, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is June 12, 2009.

Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Radware will also file the proxy statement with the Securities and Exchange Commission (SEC) in the next few days and all material will also be posted on Radware's website at www.radware.com. The agenda of the meeting is as follows:

1.

To re-elect Mr. Yehuda Zisapel and to elect Mr. Avraham Asheri as Class I directors of the Company until the annual general meeting of shareholders to be held in 2012, and to elect Ms. Yael Langer as Class III director of the Company until the annual general meeting of shareholders to be held in 2011;

2.

To elect Mr. David Rubner and Mr. Colin Green as external directors of the Company for a period of three years;

3.

To approve the terms of compensation, including grant of stock options, to non-employee directors;

4.

To approve the grant of stock options to the Chief Executive Officer and President of the Company;

5.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services;

6.

Present and discuss the financial statements of the Company for the year ended December 31, 2008 and the Auditors’ Report for this period; and

7.

Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Items 1, 2 (since the Company does not have a "controlling shareholder" within the meaning of the Companies Law), 4 and 5 require the approval of a simple majority of the shares voted on the matter. Item 3 requires the approval of a simple majority of the shares voted on the matter; provided that, solely as regards to directors who may be deemed to be “controlling shareholders” for this purpose,  (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who do not have a "personal interest" within the meaning of the Companies Law in the matter, or (ii) the total number of shares voted against the resolution by disinterested shareholders does not exceed one percent of our outstanding shares. Items 6 and 7 do not require a vote by the shareholders.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute™, Radware's comprehensive and award-winning suite of intelligent front-end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks "business smart." For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.